UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

HUDSON TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

HUDSON TECHNOLOGIES, INC.
(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

444144-10-9
(CUSIP Number of Class of Securities

Kevin J. Zugibe
Chairman and Chief Executive Officer
Hudson Technologies, Inc.
275 North Middletown Road
Pearl River, New York 10965
(845) 735-6000
(Name, Address and Telephone Number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert J. Mittman, Esq.
Ethan Seer, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5000
Telecopier: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,307,488	$41.00

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,167,400 shares of common stock at the tender offer price of $1.12 per share. The fee has been previously paid.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

[x]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$41.00	Filing Party:	Hudson Technologies, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 29, 2007

ÿ	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the state relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ÿ

INTRODUCTION

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2007 by Hudson Technologies, Inc., a New York corporation (the “Company” or “we”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on July 3, 2007 by the Company (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule TO filed with the SEC on July 20, 2007 by the Company (“Amendment No. 2”) relating to the Company’s offer to purchase up to 1,167,400 shares of its Common Stock, par value $0.01 per share, at a price of $1.12 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2007 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Company’s Schedule TO, and in the Supplemental Letter of Hudson Technologies, Inc. to eligible participants in the Tender Offer (the “Supplemental Letter”), a copy of which was previously filed with Amendment No. 1 as Exhibit (a)(1)(I) to the Company’s Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Company’s Schedule TO.

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934.

The information in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and as amended and supplemented by Amendment No. 1 and the Supplemental Letter filed with Amendment No. 1 as Exhibit (a)(1)(I), and by Amendment No. 2, is incorporated into this Amendment No. 3 by reference in answer to items 1 through 12 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

(1) The Offer to Purchase is hereby amended as follows:

(a)	The second heading, in all capital letters, on the cover page is amended to read as follows:

“THE TENDER OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 7, 2007, UNLESS THE TENDER OFFER IS EXTENDED.”

(b) The first paragraph of the answer under the question “How long do I have to tender my shares; can the Tender Offer be extended, amended or terminated?”, on page 5 of the Offer to Purchase, under the Summary Term Sheet, is amended to read as follows:

“You may tender your shares until the Tender Offer expires. The Tender Offer will expire at 5:00 PM, Eastern Time, on September 7, 2007, unless extended (such date and time, as they may be extended, the “Expiration Date” and “Expiration Time,” respectively). See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Tender Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline. You have an earlier deadline (three business days prior to the Expiration Date) if you wish to tender shares held in the 401(K) Plan. See the “Letter to Hudson Technologies, Inc. 401(K) Savings Plan Participants” sent separately to each participant of the plan. See Section 3.”

(c) The first paragraph of the answer under the question “How do I tender my shares?”, on page 8 of the Offer to Purchase, under the Summary Term Sheet, is amended to read as follows:

“If you want to tender all or part of your shares, you must do one of the following before 5:00 PM, Eastern Time, on September 7, 2007, or any later time and date to which the Tender Offer may be extended, or earlier as described below as required for participants in the 401(K) Plan or as your broker or other nominee may require: …”

(d) The answer under the question “Once I have tenders shares in the Tender Offer, can I withdraw my tender?”, on page 9 of the Offer to Purchase, under the Summary Term Sheet, is amended to read as follows:

“You may withdraw any shares you have tendered at any time before 5:00 P.M., Eastern Time, on September 7, 2007, unless we extend the Tender Offer, in which case you can withdraw your shares until the expiration of the Tender Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 5:00 P.M, Eastern Time, on September 7, 2007. See Section 4. “

(e) The second paragraph of the Introduction, on page 13 of the Offer to Purchase, is amended to read as follows:

“The Tender Offer will expire at 5:00 PM, Eastern Time, on September 7, 2007, unless extended as described in Section 15.”

(f) The second paragraph of Section 1 of the Offer to Purchase, on page 14, is amended to read as follows:

“The term “Expiration Time” means 5:00 PM, Eastern Time, on September 7, 2007, unless we, in our sole discretion, extend the period of time during which the Tender Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Tender Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Tender Offer.”

(g) The first paragraph of Section 4 of the Offer to Purchase, on page 22, is amended to read as follows:

“Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered in the Tender Offer according to the procedures described below at any time prior to the Expiration Time for all shares. You may also withdraw your previously tendered shares at any time after 5:00 P.M., Eastern Time, on September 7, 2007 unless such shares have been accepted for payment as provided in the Tender Offer.”

(2) The Offer to Purchase is also hereby amended as follows:

(a) The second bullet point under the question “What happens if more than 1,167,400 shares are tendered at the purchase price?”, on page 8 of the Offer to Purchase, under the Summary Term Sheet, is amended to read as follows:

“second, from all other shareholders who properly tender up to 100% of all of their shares in the Tender Offer and who do not properly withdraw them before the Expiration Time, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied).”

(b) The answer under the question “If I own more than 100 shares, how many shares may I tender, and will I be subject to proration?”, on page 9 of the Offer to Purchase, under the Summary Term Sheet, is amended to read as follows:

“If you own beneficially or of record more than 100 shares, you may tender up to 100% of these shares. If you properly tender up to 100% of your shares and do not properly withdraw them before the Expiration Time, we will purchase all of your shares tendered and eligible on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied). See Section 1.”

(c) The first paragraph of Section 1 of the Offer to Purchase, on page 14, is amended to read as follows:

“General. Upon the terms and subject to the conditions of the Tender Offer, we will purchase up to 1,167,400 shares of our Common Stock, or if fewer shares are properly tendered, all shares that are properly tendered and not properly withdrawn in accordance with Section 4, at a price of $1.12 per share, net to the seller in cash, less any applicable withholding tax and without interest..”

(d) In Section 1, under the subheading “Priority of Purchases” on page 15 of the Offer to Purchase, the second primary bullet point is amended to read as follows:

“Second, subject to the conditional tender provisions described in Section 6, we will purchase up to 100% of the shares owned by all other shareholders from such other shareholders who properly tender up to 100% of all of their shares, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.”

(e) In Section 1, the second paragraph under the subheading “Proration” on page 16 of the Offer to Purchase, is amended to read as follows:

“We will purchase up to 100% of the total shares held in the name of or beneficially owned by any shareholder in the aggregate.”

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDSON TECHNOLOGIES, INC.

/s/ Stephen P. Mandracchia
Name: Stephen P. Mandracchia
Title: Vice President Legal & Regulatory

Date: August 7, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated June 29, 2007
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients
(a)(1)(E)*	Form of Letter to Hudson Technologies, Inc. 401(K) Participants
(a)(1)(F)*	Notice of Guaranteed Delivery
(a)(1)(G)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(H)*	Press Release dated June 29, 2007
(a)(1)(I)**	Supplemental Letter of Hudson Technologies, Inc., to eligible participants in the Tender Offer
(a)(1)(J)	Form of Amended Letter of Transmittal
(a)(1)(K)	Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(L)	Form of Amended Letter to Clients
(a)(1)(M)	Form of Amended Letter to Hudson Technologies, Inc. 401(K) Participants
(a)(1)(N)	Form of Amended Notice of Guaranteed Delivery
(a)(1)(O)	Second Supplemental Letter of Hudson Technologies, Inc., to eligible participants in the Tender Offer
(a)(1)(P)	Press Release dated August 7, 2007
(b)(1)*	Amended and Restated Loan Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.
(b)(2)*	Mortgage and Security Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.
(b)(3)*	Amended and Restated Revolving Note, dated June 26, 2007
(b)(4)*	Amended and Restated Term Note A, dated June 26, 2007
(b)(5)*	Term Note B, dated June 26, 2007
(c)	Not Applicable
(d)	Not Applicable
(e)(1)*	Stock Purchase Agreement between Hudson Technologies, Inc. and Flemings Funds, dated June 28, 2007
(e)(2)*	Stock Purchase Agreement between Fleming Funds and Kevin J. Zugibe, dated June 28, 2007
(e)(3)*	Stock Purchase Agreement between Fleming Funds and Stephen P. Mandracchia, dated June 28, 2007
(e)(4)*	Stock Purchase Agreement between Fleming Funds and Brian F. Coleman, dated June 28, 2007
(e)(5)*	Stock Purchase Agreement between Fleming Funds and James R. Buscemi, dated June 28, 2007
(e)(6)*	Stock Purchase Agreement between Fleming Funds and Joseph Longo, dated June 28, 2007
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable
_______________
*	Previously filed with the initial Schedule TO as filed with the SEC on June 29, 2007.
**	Previously filed with Amendment No. 1 to Schedule TO, as filed with the SEC on July 3, 2007.